Prospectus Supplement filed pursuant to Rule 424(b)(3)

in connection with Registration Statement No. 333-224386

Citius Pharmaceuticals, Inc.

Prospectus Supplement No. 2 dated February 18, 2020

(to Prospectus dated April 27, 2018)

1,446,175 shares of common stock

This Prospectus Supplement No. 2 updates, amends, and supplements the information previously included in the Prospectus dated April 27, 2018, as amended by the Prospectus Supplement No. 1 dated May 23, 2018, relating the sale or other disposition from time to time of up to 1,446,175 shares of our common stock, $0.001 par value per share, issuable upon the exercise of warrants held by the selling stockholders named in the prospectus, including their transferees, pledgees, donees or successors. We are not selling any shares of common stock under the prospectus and will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

The sole purpose of this prospectus supplement is to modify certain information in the prospectus set forth under the captions “The Offering,” “Use of Proceeds” and “Selling Stockholders” to update information regarding the exercise price of certain of the warrants and information regarding the selling stockholders.

On February 14, 2020, we entered into a warrant exercise agreement with a selling stockholder to exercise certain of the selling stockholder’s warrants for an aggregate of 450,532 shares of common stock at a reduced exercise price of $1.02.

This prospectus supplement should be read in conjunction with the prospectus, which is required to be delivered with this prospectus supplement. This prospectus supplement is qualified in its entirety by reference to the prospectus except to the extent that the information herein modifies or supersedes the information contained in the prospectus. Except as amended by this prospectus supplement, the “The Offering,” “Use of Proceeds” and “Selling Stockholders” sections of the prospectus are not otherwise affected by this prospectus supplement.

This Prospectus Supplement No. 2 is not complete without, and may not be delivered or used except in connection with, the prospectus, including all amendments and supplements thereto.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of the original prospectus.

Neither the SEC nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus Supplement No. 2 is February 18, 2020.

The information regarding use of proceeds in the “The Offering” and “Use of Proceeds” sections of the prospectus is hereby amended as follows:

On February 14, 2020, we entered into a warrant exercise agreement with a selling stockholder to exercise certain of the selling stockholder’s warrants for an aggregate of 450,532 shares of common stock at a reduced exercise price of $1.02. As a result of the reduced exercise price of $1.02 for an aggregate of 450,532 shares of common stock, we may receive up to a total of $4,750,409 in gross proceeds if all of the warrants are exercised hereunder for cash. However, as we are unable to predict the timing or amount of potential exercises of the warrants, we have not allocated any proceeds of such exercises to any particular purpose. Accordingly, all such proceeds are allocated to working capital. It is possible that the warrants may expire and may never be exercised.

The “Selling Stockholders” section of the prospectus, is hereby amended and restated in its entirety as follows:

The following table set forth certain information regarding the selling stockholders and the shares of common stock beneficially owned by them, which information is available to us as of February 7, 2020. The selling stockholders may offer the shares under this prospectus from time to time and may elect to sell some, all or none of the shares set forth under this prospectus. However, for the purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders. In addition, a selling stockholder may have sold, transferred or otherwise disposed of all or a portion of that holder’s shares of common stock since the date on which the selling stockholder provided information for this table. We have not made independent inquiries about such transfers or dispositions. See the section entitled “Plan of Distribution” beginning on page 36 of the prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, or the Exchange Act. The percentage of shares beneficially owned prior to the offering is based on 31,493,389 shares of our common stock outstanding as of February 7, 2020. The table below does not give effect to the exercise of a warrant for an aggregate of 450,532 shares at the reduced exercise price of $1.02 agreed to on February 14, 2020.

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Before Any Sale	% of Class	Number of Share of Common Stock Offering	Shares of Common Stock Beneficially Owned After Sale of All Shares of Common Stock Pursuant to this Prospectus
				Number of Shares	% of Class
Craig Drill Capital, L.P.(1)	479,245	1.51%	147,704	331,541	1.05%
Craig Drill Capital, II L.P.(2)	214,335	*	65,402	148,953	*
Empery Asset Master, Ltd.(3)	147,858	*	62,174	85,684	*
Empery Tax Efficient, LP(4)	31,953	*	13,436	18,517	*
Empery Tax Efficient II, LP(5)	73,586	*	30,943	42,643	*
Intracoastal Capital, LLC(6)	153,935	*	79,915	44,667	*
Leonard L. Mazur(7)	17,924,068	45.77%	274,057	17,650,111	45.39%
Noam Rubinstein(8)(13)	546,535	1.71%	70,495	476,040	1.49%
Sabby Volatility Warrant Master Fund, Ltd.(9)	1,320,871	4.03%	608,553	712,318	2.21%
Michael Vasinkevich(10)(13)	951,572	2.93%	89,442	862,130	2.66%
Mark Viklund(11)(13)	42,789	*	2,689	40,100	*
Charles Worthman(12)(13)	14,731	*	1,365	13,366	*
TOTAL	21,901,498	51.67%	1,446,175	20,455,323	49.97%

*	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)	Based on Schedule 13G filed by Craig Drill Capital, LLC on February 6, 2020 and includes warrants to purchase 147,704 shares of common stock.

(2)	Based on Schedule 13G filed by Craig Drill Capital, LLC on February 6, 2020 and includes warrants to purchase 65,402 shares of common stock.

(3)	Includes warrants to purchase 62,174 shares of common stock. Empery Asset Management LP, the authorized agent of Empery Asset Master, Ltd (“EAM”), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. EAM, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares.

(4)	Includes warrants to purchase 13,436 shares of common stock. Empery Asset Management LP, the authorized agent of Empery Tax Efficient, LP (“ETE”), has discretionary authority to vote and dispose of the shares held by ETE and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE. ETE, Mr. Hoe and Mr. Lane each disclaim any beneficia1 ownership of these shares.
(5)	Includes warrants to purchase 30,943 shares of common stock. Empery Asset Management LP, the authorized agent of Empery Tax Efficient II, LP (“ETE II”), has discretionary authority to vote and dispose of the shares held by ETE II and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE II. ETE II, Mr. Hoe and Mr. Lane each disclaim any beneficia1 ownership of these shares.

(6)	Includes warrants to purchase 79,915 shares of common stock. Mitchell P. Kopin and Daniel B. Asher, both of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities reported herein that are held by Intracoastal. Mr. Asher is also a control person of a broker-dealer and therefore may be deemed to be an affiliate of a broker-dealer.
(7)	Includes (i) 10,255,343 shares of common stock, (ii) options to purchase 304,458 shares of common stock. and (iii) warrants to purchase 7,364,267 shares of common stock.
(8)	Includes warrants to purchase 491,535 shares of common stock.
(9)	Includes warrants to purchase 1,320,871 shares of common stock. The warrants held by Sabby are subject to a beneficial ownership limitation of 4.99%, which does not permit Sabby to exercise that portion of the warrants that would result in Sabby and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the beneficial ownership limitation. Sabby Management, LLC, the investment manager of Sabby Volatility Warrant Master Fund, Ltd. (“Sabby Volatility”), has discretionary authority to vote and dispose of the shares held by Sabby Volatility and may be deemed to be the beneficial owner of these shares. Hal Mintz, in his capacity as manager of Sabby Management, LLC, may also be deemed to have investment discretion and voting power over the shares held by Sabby Volatility. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein.
(10)	Consists of warrants to purchase 951,572 shares of common stock.
(11)	Consists of warrants to purchase 42,789 shares of common stock.
(12)	Consists of warrants to purchase 14,731 shares of common stock.
(13)	The selling stockholder is an affiliate of a registered broker-dealer.

Information about any other selling stockholders will be included in prospectus supplements or post-effective amendments, if required. Information about the selling stockholders may change from time to time. Any changed information with respect to which we are given notice will be included in prospectus supplements.